UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13G

               Under the Securities Exchange Act of 1934


		           Name of Issuer: Procera Networks Inc


               Title of Class of Securities:Common Stock


               CUSIP Number: 74269U203


               Date of Event Which Requires Filing of this Statement: 12/31/2012

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [x] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

      CUSIP No. 74269U203


      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                   Columbus Circle Investors
                   06-1404-803

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)


      3. SEC Use Only


      4. Citizenship or Place of Organization
               Connecticut

      Number of           5. Sole Voting Power:        1,296,593
      Shares Bene-        6. Shared Voting Power:
      ficially by         7. Sole Dispositive Power:   1,296,593
      Owned by Each       8. Shared Dispositive Power:
      Reporting
      Person With:


      9. Aggregate Amount Beneficially Owned by Each Reporting Person
                       1,296,593

      10. Check if the Aggregate Amount in row [9] Excludes Certain Shares (See Instructions)


      11. Percent of Class Represented by Amount in Row [9]
                       6.65%

      12. Type of Reporting Person [See Instructions]: IA